3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

direct fax: 866.422.2114

falcoj@pepperlaw.com

May 22, 2013

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:  Mary B. Cole, Esq.

Re:	FundVantage Trust 1940 Act File No. 811-22027 1933 Act File No. 333-141120

Dear Ms. Cole:

On behalf of FundVantage Trust (the “Trust”), accompanying this letter is Post-Effective Amendment No. 69 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).  The Amendment is being filed pursuant to Rule 485(b) under the Securities Act of 1933 (the “Securities Act”) to (i) incorporate changes to the Registration Statement in response to oral comments from the staff of the Commission (the “Staff”) to Post-Effective Amendment No. 68 (“PEA No. 68”) to the Registration Statement and (ii) make other non-material changes.  PEA No. 68 was filed on March 8, 2013 pursuant to Rule 485(a) under the Securities Act to register the Gotham Enhanced Return Fund (the “Fund”), a new series of the Trust, under the Investment Company Act of 1940 and to register the Fund’s shares under the Securities Act.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in the prospectus (the “Prospectus”) contained in PEA No. 68.  We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response to the Staff’s comments.

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Prospectus

1.                                      With respect to the fee table, confirm that the expense limitation agreement will be in effect for at least a one-year period.

Response:  Confirmed

2.                                      With respect to the fee table, confirm that the Fund does not anticipate investing in “acquired funds” to the extent the Fund is not required to disclose on a separate line item “acquired fund fees and expenses”.

Response:  Confirmed.

3.                                      In the column entitled “Institutional Shares” of the fee table, indent those items that are sub-items to “Other expenses.”

Response:  The Prospectus has been revised to reflect the Staff’s comment.

4.                                      In the second sentence under the heading “More Information About the Fund’s Investment Objective, Strategies and Risks-Investment Objective” use the singular form of “objective”.

Response:  The Prospectus has been revised to reflect the Staff’s comment.

5.                                      In the section “More Information About the Fund’s Investment Objective, Strategies and Risks-Investment Strategies” define the phrase “full market cycle”.

Response:  The Prospectus has been revised to reflect the Staff’s comment.

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As counsel to the Trust, we reviewed the Amendment and hereby represent that the Amendment does not contain disclosures that would render it ineligible to become effective under Rule 485(b) of the Securities Act.

This letter incorporates by reference the “Tandy Letter” signed by an officer of the Trust and attached hereto as Exhibit A.

Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Very truly yours,

John P. Falco

cc:	Joel Weiss, President of FundVantage Trust John M. Ford, Esq.

EXHIBIT A

FUNDVANTAGE TRUST
301 BELLEVUE PARKWAY
WILMINGTON, DE 19809

May 22, 2013

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mary B. Cole, Esq.

Re:	FundVantage Trust (the “Trust”) File Nos. 333-141120 and 811-22027

Dear Sir or Madam:

In connection with the Trust’s response to certain oral comments received from the Commission staff with respect to Post-Effective Amendment No. 68, the Trust’s registration statement on Form N-1A filed with the Commission on March 8, 2013 (the “Amendment”), the Trust is providing the following, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Trust may not assert staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John P. Falco, Esq. of Pepper Hamilton, LLP, counsel to the Trust, at 215.981.4659.

Very truly yours,

/s/ Joel Weiss

Joel Weiss
President and Chief Executive Officer

Cc:	John M. Ford, Esq.